UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For February 2025

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Share Purchase Agreement

On February 26, 2025, ESGL Holdings Limited, a Cayman Islands exempted company (“ESGL” or the “Company”), entered into a share purchase agreement (the “Agreement”) with De Tomaso Automobili Holdings Limited, a Cayman Islands exempted company (“DT”), and certain of DT’s shareholders named therein, including De Tomaso Automobili Holdings Limited, a Marshall Islands company, and Ideal Team Ventures Limited, a British Virgin Islands company, pursuant to which ESGL agreed to purchase from the DT shareholders, and the DT shareholders agreed to sell to ESGL, the entire issued share capital of DT (the “DT Shares”), for the Consideration (as defined below), such that upon the closing, DT shall become a direct wholly-owned subsidiary of ESGL, and the DT shareholders shall become shareholders of ESGL (the “Acquisition”).

Consideration

Pursuant to the terms of the Agreement, the aggregate consideration to be paid by ESGL at the closing of the Acquisition to the DT shareholders is $1,030,000,000 (the “Consideration”), which will be paid in 1,000,000,000 newly issued ordinary shares of ESGL (the “Consideration Shares”) at a deemed issue price of $1.03 per share. In addition, subject to DT and its subsidiaries (the “DT Group”) having achieved the FY2025 Performance Target (as defined below) and the FY2026 Performance Target (as defined below), ESGL shall issue additional ordinary shares to the DT shareholders equal to 5% of the number of Consideration Shares (the “Earnout Shares”) for each fiscal year. The total number of Earnout Shares that may be issued in both FY2025 and FY2026 shall not exceed 10% of the number of the Consideration Shares. In the event that the FY2025 Performance Target is not satisfied by the end of 2025 but the FY2025 Performance Target and the FY2026 Performance Target have been satisfied by the end of FY2026, all of the Earnout Shares in respect of both fiscal years (to the extent not yet issued) shall be issued to the DT shareholders. The “FY2025 Performance Target” means 36 units of DT vehicles being delivered to and accepted by its customers in the year. The “FY2026 Performance Target” means 74 units of DT vehicles being delivered to and accepted by its customers in the year.

The Closing

The parties have agreed that the closing of the Acquisition shall occur on or before May 31, 2025 (the “closing date”), which date may be extended upon the agreement of the parties.

Representations and Warranties

In the Agreement, ESGL makes certain representations and warranties relating to, among other things: (a) authority; (b) no breach; (c) corporate status and information; (d) accuracy and adequacy of information disclosed to DT and the DT shareholders; (e) accounts; (f) financial obligations, including financial facilities, guarantees, off-balance sheet financing, grants and subsidies, liabilities, compliance and internal controls; (g) assets, including real properties and buildings, ownership of assets, accounts receivable, plant and machinery, sufficiency of assets and bank accounts; (h) intellectual property and know-how, including sufficiency of IP, ownership of IP, registration, IP licenses, infringement, advertising and marketing materials and assignment of IP rights; (i) contracts, including capital commitments, validity, enforceability and nature of contracts, arrangements with connected persons, compliance with agreements and effect of the Acquisition; (j) employees, including employment contracts, termination of employment, incentive schemes, pensions and social security funds and compliance; (k) legal compliance, including licenses and approvals, compliance with laws, regulatory filings and investigations, anti-money laundering and no questionable payments; (l) no bribery; (m) anti-competitive agreements and practices; (n) litigation; (o) insurance; (p) taxation; (q) important business issues since the accounts date; (r) insolvency; and (s) no integrated offering.

In the Agreement, DT makes certain representations and warranties (with certain exceptions set forth in the disclosure schedules to the Agreement) relating to, among other things: (a) authority; (b) no breach; (c) corporate status and information; (d) accuracy and adequacy of information disclosed to ESGL; (e) accounts; (f) financial obligations, including financial facilities, guarantees, off-balance sheet financing, grants and subsidies and liabilities; (g) assets, including real properties and buildings, ownership of assets, accounts receivable, plant and machinery and sufficiency of assets; (h) intellectual property and know-how, including sufficiency of IP, ownership of IP, registration, IP licenses, infringement, advertising and marketing materials and assignment of IP rights; (i) contracts, including capital commitments, arrangements with connected persons, compliance with agreements and effect of the Acquisition; (j) employees, including employment contracts, termination of employment, incentive schemes, pensions and social security funds and compliance; (k) legal compliance, including licenses and approvals, compliance with laws, regulatory filings and investigations, anti-money laundering and no questionable payments; (l) no bribery; (m) anti-competitive agreements and practices; (n) litigation; (o) insurance; (p) taxation; (q) important business issues since the accounts date; and (r) insolvency.

In the Agreement, the DT shareholders make certain representations and warranties relating to, among other things: (a) authority; (b) no breach; (c) share capital and ownership of shares; and (d) status and investment intent.

Conduct Prior to Closing; Covenants Pending Closing

Each of ESGL and DT has agreed to, and cause its subsidiaries to, operate its respective business in the ordinary course, consistent with past practice, prior to the closing of the transaction and not to take certain specified actions without the prior written consent of the other party. The Agreement also contains customary closing covenants.

Conditions to Closing

Consummation of the Agreement and the Acquisition is conditioned on, among other things: (a) the representations and warranties given by each party shall be true, accurate and correct in all respects as of the closing date; (b) each party shall have performed all of its obligations under the Agreement expressed to be performed on or before the closing date; (c) ESGL shall have been satisfied with the results of the due diligence investigation on the DT Group; (d) the DT shareholders shall have been satisfied with the results of the due diligence investigation on ESGL and its subsidiaries (the “ESGL Group”); (e) all preferred shares in the share capital of DT and convertible loan received by the DT Group shall have been converted into DT shares; (f) ESGL shall have filed the ordinary resolutions approving, among others, the ESGL share consolidation, the increase in authorized share capital to ensure a sufficient reserve covering all ESGL ordinary shares to be issued or issuable in connection with the Acquisition, including all Consideration Shares and Earnout Shares, and the special resolutions approving, among others, the change in Company name and the amendments to the memorandum and articles of association in the form approved by ESGL’s shareholders with the Registrar of Companies in the Cayman Islands; (g) DT shall have entered into employment agreements with certain key executives named in the Agreement; (h) certain DT shareholders shall have entered into the deed of adherence to the Agreement to agree to sell their respective portion of the DT Shares; (i) all applicable regulatory approvals and third party consents for the transactions contemplated by the Agreement shall have been obtained and not been revoked or modified, and shall remain in full force and effect as at closing; (j) the Nasdaq listing application shall have been approved by Nasdaq; (k) the three individuals nominated by DT shall have been appointed to ESGL’s board of directors (the “ESGL Board”), effective as of the closing date; (l) on the closing date, there shall not have occurred any change, or any development or event reasonably likely to involve a change, in the financial condition, operations, legal environment, business or properties of the DT Group, which, in ESGL’s reasonable opinion, is material and adverse to the Acquisition; (m) on the closing date, there shall not have occurred any change, or any development or event reasonably likely to involve a change, in the financial condition, operations, legal environment, business or properties of the ESGL Group, which, in the DT shareholders’ reasonable opinion, is material and adverse to the Acquisition; (n) there shall not have been, in the reasonable opinion of any party, since the date of the Agreement, any change, or any development involving a prospective change, in national or international monetary, financial, political or economic conditions or currency exchange rates or foreign exchange controls which would be likely to prejudice the Acquisition; and (o) there shall not have occurred an outbreak or escalation of hostilities, act of terrorism, epidemic, pandemic, act of God or disaster which would, in the reasonable opinion of any party, be likely to prejudice the Acquisition.

Board of Directors of Surviving Corporation

Pursuant to the terms of the Agreement, immediately after the closing, ESGL’s Board shall consist of no less than six directors, of whom three individuals will be designated by DT, one of which will be Choi Sung Fung, and the remaining two designees shall be deemed independent in accordance with Nasdaq requirements.

Termination

If, prior to the closing, (i) ESGL is delisted from Nasdaq, or (ii) there is any action or proceeding pending or, to the knowledge of ESGL, threatened against ESGL by Nasdaq to prohibit or terminate the listing of ESGL’s ordinary shares on Nasdaq, the DT shareholders may:

●	defer the closing to a date not more than 28 days after the proposed initial closing date;

●	proceed to closing so far as practicable, without prejudice to DT’s rights under the Agreement; or

●	treat the Agreement as terminated, and discharge itself of any further obligations thereunder, without prejudice to its rights to sue for damages.

In addition, unless otherwise agreed among the parties in writing, if the closing conditions contained in the Agreement have not been fulfilled or waived on or before July 31, 2025, the Agreement shall automatically terminate (other than the surviving provisions under the Agreement which shall remain binding on the parties) and the obligation of ESGL to purchase, and the obligation of the DT shareholders to sell, the DT Shares shall cease.

Indemnification

The Agreement provides for indemnification obligations of the parties, subject to certain minimum claim thresholds. The representations and warranties of the parties contained in the Agreement, and the indemnification obligations contained with respect thereto, shall survive for 18 months after the closing date, subject to certain limited exceptions contained in the Agreement. In addition, the maximum aggregate liability of the DT shareholders for its indemnification obligations is US$500,000, subject to certain exceptions contained in the Agreement.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual Agreement, which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

Additional Agreements at the Signing of the Agreement

Shareholder Support Agreement

Contemporaneously with the execution of the Agreement, one of the DT shareholders entered into a support agreement (the “Shareholder Support Agreement”), pursuant to which such holder agreed to, among other things, approve the Agreement and the proposed Acquisition.

The foregoing description of the Shareholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual Shareholder Support Agreement, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Additional Agreements to be Executed at Closing

Lock-Up Agreements

At the closing, the DT shareholders will execute lock-up agreements (the “Lock-up Agreements”), pursuant to which such holders shall agree, subject to certain customary exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, whether directly or indirectly, any of the Consideration Shares, or enter into a transaction that would have the same effect or any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of such Consideration Shares, until the date that is six months or twelve months, as applicable, after the closing date of the Acquisition.

The foregoing description of the Lock-up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of actual Lock-up Agreement, which is filed as Exhibit 10.2 hereto and incorporated herein by reference.

Exhibits

Exhibit No.	Description
2.1	Share Purchase Agreement dated February 26, 2025 by and among ESGL, DT and the DT shareholders named therein.
10.1	Shareholder Support Agreement dated February 26, 2025 by and among ESGL, DT and certain DT shareholder.
10.2	Form of Lock-up Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: February 27, 2025